PGIM Partners Group Private Markets Multi-Asset Fund

SUBADVISORY AGREEMENT

Agreement made the 7th day of July, 2026 among PGIM Investments LLC (“PGIM Investments” or the “Manager”), a New York limited liability company, PGIM, Inc. (“PGIM”), a New Jersey corporation, and PGIM Limited, a UK limited company (“PGIM Ltd”, and together with PGIM, the “Subadvisers”).

WHEREAS, the Manager has entered into a Management Agreement (the “Management Agreement”) dated July 7, 2026, with PGIM Partners Group Private Markets Multi-Asset Fund (the “Fund”), a Delaware statutory trust, and a newly organized, non-diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”), pursuant to which PGIM Investments acts as the manager of the Fund; and

WHEREAS, the Manager, acting pursuant to the Management Agreement, desires to retain the Subadvisers to provide investment subadvisory services to the Fund and to manage such portion of the Fund as the Manager shall from time to time direct, and the Subadvisers are willing to render such investment subadvisory services; and

WHEREAS, PGIM Ltd is authorized and regulated in the United Kingdom by the Financial Conduct Authority and each of PGIM Ltd and PGIM are each registered with the Securities and Exchange Commission (the “Commission”) as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”); and

NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained, the Parties agree as follows:

1.(a) Subject to the supervision of the Manager and the Board of Trustees of the Fund (the “Board”), the Subadvisers shall manage such portion of the Fund’s portfolio as delegated to the Subadvisers by the Manager, including the purchase, retention and disposition thereof, in accordance with the Fund’s investment objectives, policies and restrictions as stated in its then current registration statement (such registration statement as currently in effect and as amended or supplemented from time to time, being herein called the “Registration Statement”), and subject to the following understandings:

(i)The Subadvisers shall provide supervision of such portion of the Fund’s investments as the Manager shall direct, and shall determine from time to time what investments, securities and other financial instruments will be purchased, retained, sold or loaned by the Fund (plus make determinations with respect to all investments, reinvestments and proceeds of the sale thereof), and what portion of the assets will be invested or held uninvested as cash or cash equivalents (the “Sub-Advised Assets”).

(ii)In the performance of its duties and obligations under this Agreement, the Subadvisers shall act in conformity with the copies of the Amended and Restated Declaration of Trust of the Fund, as amended, the By-laws of the Fund, the

Registration Statement of the Fund, and the Fund’s valuation procedures and any other procedures adopted by the

Board applicable to the Fund (and any amendments thereto) as provided to it by the Manager (the “Fund Documents”) and with the instructions and directions of the Manager and of the Board, co-operate with the Manager’s (or its designees’) personnel responsible for monitoring the Fund’s compliance and will conform to, and comply with, the requirements of the 1940 Act, the Internal Revenue Code of 1986, as amended, and all other applicable federal and state laws and regulations. In connection therewith, the Subadvisers shall, among other things, upon the request of the Manager, prepare and file such Fund reports as are, or may in the future be, required by the Commission. The Manager shall provide the Subadvisers timely with copies of any updated Fund Documents.

(iii)With respect to the Sub-Advised Assets, the Subadvisers shall determine the investments, securities and other financial instruments to be purchased or sold and, where applicable, may place orders with or through such persons, brokers, dealers or futures commission merchants (including but not limited to any broker, dealer or futures commission merchants affiliated with the Manager or the Subadvisers) to carry out the policy with respect to brokerage as set forth in the Fund’s Registration Statement or as the Board may direct in writing from time to time. In providing the Fund with investment supervision, it is recognized that the Subadvisers will act in accordance with their best execution obligations pursuant to applicable law. Within the framework of this policy, the Subadvisers may consider the financial responsibility, research and investment information and other services provided by brokers, dealers or futures commission merchants who may effect or be a party to any such transaction or other transactions to which the Subadvisers’ other clients may be a party. The Manager (or the Subadvisers) to the Fund each shall have discretion to effect investment transactions for the Fund through broker- dealers (including, to the extent legally permissible, broker-dealers affiliated with the Subadvisers) qualified to obtain best execution of such transactions who provide brokerage and/or research services, as such services are defined in Section 28(e) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and to cause the Fund to pay any such broker-dealers an amount of commission for effecting a portfolio transaction in excess of the amount of commission another broker-dealer would have charged for effecting that transaction, if the brokerage or research services provided by such broker-dealer, viewed in light of either that particular investment transaction or the overall responsibilities of the Manager (or the Subadvisers) with respect to the Fund and other accounts as to which they or it may exercise investment discretion (as such term is defined in Section 3(a)(35) of the 1934 Act), are reasonable in relation to the amount of commission. Pursuant to the rules promulgated under Section 326 of the USA PATRIOT Act, broker-dealers are required to obtain, verify and record information that identifies each person who opens an account with them. In accordance therewith, broker-dealers whom the Subadvisers select to execute transactions in the Fund’s account may seek identifying information about the Fund.

On occasions when the Subadvisers deem the purchase or sale of a security or other financial instrument to be in the best interest of the Fund as well as other clients of the Subadvisers, the Subadvisers, to the extent permitted by applicable laws and regulations and in compliance with applicable relief granted by the Commission, may, but shall be under no obligation to, aggregate the securities or other financial instruments to be sold or purchased. In such event, allocation of the securities or other financial instruments so purchased or sold, as well as the expenses incurred in the transaction, will be made by the Subadvisers in the manner the Subadvisers consider to be the most equitable and consistent with their fiduciary obligations to the Fund and to such other clients.

(iv)The Subadvisers shall maintain all books and records with respect to the Fund’s portfolio transactions effected by them as required by subparagraphs (b)(5), (6), (7), (9), (10) and (11) and paragraph (f) of Rule 31a-1 under the 1940 Act, and shall render to the Board such periodic and special reports as the Trustees may reasonably request. The Subadvisers shall make reasonably available their employees and officers for consultation with any of the Trustees or officers or employees of the Fund with respect to any matter discussed herein, including, without limitation, the valuation of the Fund’s securities or other financial instruments.

(v)The Subadvisers or an affiliate shall provide the Fund’s custodian (the “Custodian”) on each business day with information relating to all transactions concerning the Subadvisers’ respective portion of the Sub-Advised Assets, and shall provide the Manager with such information upon request of the Manager.

(vi)The investment management services provided by the Subadvisers hereunder are not to be deemed exclusive, and the Subadvisers shall be free to render similar services to others. Conversely, the Subadvisers and Manager understand and agree that if the Manager manages the Fund in a "manager-of-managers" style, the Manager will, among other things, (i) continually evaluate the performance of the Subadvisers through quantitative and qualitative analysis and consultations with the Subadvisers, (ii) periodically make recommendations to the Fund's Board as to whether the contract with one or more Subadvisers should be renewed, modified, or terminated, and (iii) periodically report to the Fund's Board regarding the results of its evaluation and monitoring functions. The Subadvisers recognize that their services may be terminated or modified pursuant to this process.

(vii)The Subadvisers acknowledge that the Manager and the Fund may rely on Rule 17a-10, Rule 10f-3, Rule 12d3-1 and Rule 17e-1 under the 1940 Act, and each Subadviser hereby agrees that it shall not consult with any other subadviser to the Fund with respect to transactions in securities for the Fund’s portfolio or any other transactions of Fund assets.

(b)The Subadvisers shall authorize and permit any of their respective directors, officers and employees who may be elected as Trustees or officers of the Fund to serve in the capacities in which they are elected. Services to be furnished by the Subadvisers under this Agreement may be furnished through the medium of any of such directors, officers or employees.

(c)The Subadvisers shall keep the Fund’s books and records required to be maintained by the Subadvisers pursuant to paragraph 1(a) hereof and shall timely furnish to the Manager all information relating to the Subadvisers’ services hereunder needed by the Manager to keep the other books and records of the Fund required by Rule 31a-1 and Rule 31a- 4 under the 1940 Act or any successor regulation. The Subadvisers agree that all records which they maintain for the Fund are the property of the Fund, and the Subadvisers will surrender promptly to the Fund any of such records upon the Fund’s request, provided, however, that the Subadvisers may retain a copy of such records. The Subadvisers further agree to preserve for the periods prescribed by Rule 31a-2 of the Commission under the 1940 Act or any successor regulation any such records as are required to be maintained by them pursuant to paragraph 1(a) hereof.

(d)In connection with their duties under this Agreement, the Subadvisers agree to maintain adequate compliance procedures to ensure their compliance with the 1940 Act, Advisers Act, and other applicable state and federal regulations. In particular, the Subadvisers represent that they have policies and procedures regarding the detection and prevention of the misuse of material, nonpublic information by the Subadvisers and their employees as required by the Insider Trading and Securities Fraud Enforcement Act of 1988, a copy of which they shall provide to the Manager and the Fund upon reasonable request. The Subadvisers shall assure that their employees comply in all material respects with the provisions of Section 16 of the 1934 Act, and to cooperate reasonably with the Manager for purposes of filing any required reports with the Commission or such other regulator having appropriate jurisdiction.

(e)The Subadvisers shall maintain written codes of ethics (the “Code of Ethics”) that the Subadvisers reasonably believe comply with the requirements of Rule 17j-1 under the 1940 Act and Rule 204A-1 under the Advisers Act, a copy of which shall be provided to the Manager and the Fund, and shall institute procedures reasonably necessary to prevent any Access Person (as defined in Rule 17j-1 under the 1940 Act and Rule 204A-1 under the Advisers Act) from violating the Code of Ethics. The Subadvisers shall follow such Code of Ethics in performing their services under this Agreement.

(f)The Subadvisers shall furnish to the Manager copies of all records prepared in connection with (i) the performance of this Agreement and (ii) the maintenance of compliance procedures pursuant to paragraph 1(d) hereof as the Manager may reasonably request.

(g)The Subadvisers shall be responsible for the voting of all shareholder proxies with respect to their respective portion of the Sub- Advised Assets, subject to such reasonable reporting and other requirements as shall be established by the Manager.

(h)With respect to their respective portions of Sub-Advised Assets, the Subadvisers acknowledge that they are responsible for providing the Manager with their views regarding, as applicable, (i) whether market quotations are readily available and whether those market quotations are reliable for purposes of valuing the Sub-Advised Assets and (ii) the accuracy of appraisals performed by independent third party appraisers concerning the value of real assets or other investments, and with respect to the Sub-Advised Assets promptly notifying the Manager upon the occurrence of any significant event with respect to any of the portion of the Sub-Advised Assets in accordance with the requirements of the 1940 Act and any related written guidance from the Commission and the Commission staff, subject to compliance with the 1940 Act, including Rule 2a-5 thereunder, and the Fund’s valuation policies and procedures. Upon reasonable request from the Manager, the Subadvisers (through a qualified person) will provide information to the valuation committee of the Fund or the Manager regarding the valuation of securities of the Fund as may be required from time to time, including making available information of which the Subadvisers have knowledge related to the securities being valued.

(i)The Subadvisers shall provide the Manager with any information reasonably requested regarding their management of their portion of the Sub-Advised Assets required for any shareholder report, amended registration statement, or prospectus supplement to be filed by the Fund with the Commission. The Subadvisers shall provide the Manager with any reasonable certification, documentation or other information reasonably requested or required by the Manager for purposes of the certifications of shareholder reports by the Fund’s principal financial officer and principal executive officer pursuant to the Sarbanes Oxley Act of 2002 or other law or regulation. The Subadvisers shall promptly inform the Fund and the Manager if the Subadvisers become aware of any information in the Registration Statement that is (or will become) materially inaccurate or incomplete.

(j)The Subadvisers shall comply with the Fund Documents provided to the Subadvisers by the Manager or the Fund. The Subadvisers shall notify the Manager as soon as reasonably practicable upon detection of any material breach of such Fund

Documents.

(k)The Subadvisers shall keep the Fund and the Manager informed of developments relating to their duties as Subadvisers of which the Subadvisers have, or should have, knowledge that would materially affect the Fund. In this regard, the Subadvisers shall provide the Fund, the Manager, and their respective officers with such periodic reports concerning the obligations the Subadvisers have assumed under this Agreement as the Fund and the Manager may from time to time reasonably request. Additionally, prior to each Board meeting, the Subadvisers shall provide the Manager and the Board with reports regarding the Subadvisers’ management of the Fund’s portfolio during the most recently completed quarter, in such form as may be mutually agreed upon by the Subadvisers and the Manager. The Subadvisers shall certify quarterly to the Fund and the

Manager that such Subadviser and their “Advisory Persons” (as defined in Rule 17j-1 under the 1940 Act) have complied materially with the requirements of Rule 17j-1 under the 1940 Act during the previous quarter or, if not, explain what the Subadviser has done to seek to ensure such compliance in the future. Annually, the Subadvisers shall furnish a written report, which complies with the requirements of Rule 17j-1 and Rule 38a-1 under the 1940 Act, concerning the Code of Ethics and the Subadvisers’ compliance programs, respectively, to the Fund and the Manager. Upon written request of the Fund or the Manager with respect to material violations of the Code of Ethics directly affecting the Fund, the Subadvisers shall permit representatives of the Fund or the Manager to examine reports (or summaries of the reports) required to be made by Rule 17j- 1(d)(1) relating to enforcement of the Code of Ethics.

2.The Manager shall continue to have responsibility for all services to be provided to the Fund pursuant to the Management

Agreement and, as more particularly discussed above, shall oversee and review the Subadvisers’ performance of their duties under this Agreement. The Manager shall provide (or cause the Custodian to provide) timely information to the Subadvisers regarding such matters as the composition of assets in the portion of the Fund managed by the Subadvisers, cash requirements and cash available for investment in such portion of the Fund, and all other information as may be reasonably necessary for the Subadvisers to perform their duties hereunder (including any excerpts of minutes of meetings of the Board of the Fund that affect the duties of the Subadvisers).

3.For the services provided pursuant to this Agreement, the Manager shall pay PGIM as full compensation therefor, a fee equal to the percentage of the average daily value of the Fund’s total net assets and, as applicable, a percentage of the Incentive Fee (as defined in the Management Agreement), each as described in the attached Schedule A. PGIM will pay a portion of its subadvisory fee to PGIM Ltd for its services. Liability for payment of compensation by the Manager to PGIM under this Agreement is contingent upon the Manager’s receipt of payment from the Fund for management services described under the Management Agreement between the Fund and the Manager. For purposes of this calculation, average daily value of the Fund’s total net assets is determined at the end of each month on the basis of the average value of the Fund’s total net assets of the Fund for each day during the month. Expense caps or fee waivers for the Fund that may be agreed to by the Manager, but not agreed to by PGIM, shall not cause a reduction in the amount of the payment to PGIM by the Manager.

4.(a) The Subadvisers acknowledge that, in the course of their engagement by the Manager, the Subadvisers may receive or have access to confidential and proprietary information of the Manager or third parties with whom the Manager conducts business. Such information is collectively referred to as “Confidential Information.” Confidential Information includes the Manager’s business and other proprietary information, written or oral.

(b)The Subadvisers certify that (i) their treatment of Confidential Information is in compliance with applicable laws and regulations with respect to privacy and data security, and (ii) they have implemented and currently maintain effective written information security programs (the “Information Security Program”) including administrative, technical, and physical safeguards and other security measures necessary to (a) ensure the security and confidentiality of Confidential Information; (b) protect against any anticipated threats or hazards to the security or integrity of Confidential Information; and (c) protect against unauthorized access to, destruction, modification, disclosure or use of Confidential Information that could result in substantial harm or inconvenience to the Manager, or to any person who may be identified by Confidential Information. The Subadvisers shall immediately notify the Manager if the Subadvisers are in material breach of this Section. At the Manager’s request, the Subadvisers agree to certify (in writing) to the Manager, their compliance with the terms of this Section.

(c)The Subadvisers shall notify the Manager or its agents of their respective designated primary security manager. The security manager will be responsible for managing and coordinating the performance of the Subadvisers’ obligations set forth in the Information Security Program and this Agreement.

(d)The Subadvisers shall review and, as appropriate, revise the Information Security Program at least annually or whenever there is a material change in the Subadvisers’ business practices that may reasonably affect the security, confidentiality or integrity of Confidential Information. During the course of providing the services, the Subadvisers may not alter or modify the Information Security Program in such a way that will weaken or compromise the security, confidentiality, or integrity of Confidential Information.

(e)The Subadvisers shall maintain appropriate access controls, including, but not limited to, limiting access to Confidential

Information to the minimum number of the Subadvisers’ employees who require such access in order to provide the services to the Manager.

(f)The Subadvisers shall conduct periodic risk assessments to identify and assess reasonably foreseeable internal and external risks to the security, confidentiality, and integrity of Confidential Information; and evaluate and improve, where necessary, the effectiveness of their information security controls. Such assessments will also consider the Subadvisers’ compliance with the Information Security Program and the laws applicable to the Subadvisers.

(g)The Subadvisers shall conduct regular penetration and vulnerability testing of their information technology infrastructure and networks. If any testing detects any intrusions in any information technology systems processing, storing or transmitting any of the Manager’s Confidential Information, the Subadvisers shall promptly report those findings to the

Manager.

(h)The Subadvisers shall notify the Manager, promptly and without unreasonable delay, but in no event more than 48 hours of learning of any unauthorized access or disclosure, unauthorized, unlawful or accidental loss, misuse, destruction, acquisition of, or damage to Confidential Information may have occurred or is under investigation (a Security Incident). Thereafter, the Subadvisers shall: (i) promptly furnish to the Manager full details of the Security Incident; (ii) assist and cooperate with the Manager and the Manager’s designated representatives in the Manager’s investigation of the

Subadvisers, employees or third parties related to the Security Incident. The Subadvisers will provide the Manager with physical access to the facilities and operations affected, facilitate the Manager’s interviews with employees and others involved in the matter, and make available to the Manager all relevant records, logs, files, and data; (iii) cooperate with the Manager in any litigation or other formal action against third parties deemed necessary by the Manager to protect the

Manager’s rights; and (iv) take appropriate action to prevent a recurrence of any Security Incident.

(i)Upon the Manager’s reasonable request at any time during the term of this Agreement, the Subadvisers shall promptly provide the Manager with information related to the Subadvisers’ information security safeguards and practices.

(j)For the purpose of auditing the Subadvisers’ compliance with this Section, the Subadvisers shall provide to the Manager, on reasonable notice: (a) access to the Subadvisers’ information processing premises and records; (b) reasonable assistance and cooperation of the Subadvisers’ relevant staff; and (c) reasonable facilities at the Subadvisers’ premises.

5.The Subadvisers will not engage any third party to provide services to the portion of the Fund’s portfolio as delegated to the Subadvisers by the Manager under Section 1 hereof without the express written consent of the Manager. Provided the Subadviser may execute on behalf of the Fund certain agreements, instruments and documents in connection with the services performed by it under this Agreement and in conformity with the stated investment strategies and restrictions in the Fund’s prospectus without any prior approval from the Manager. These may include, without limitation, brokerage agreements, clearing agreements, account documents, futures and options agreements, swap agreements and other investment related agreements. To the extent that the Subadvisers engage a third-party service provider, subject to section 7 of this Agreement, the Subadvisers assume all responsibility for any action or inaction of the service provider as it relates to the Fund’s portfolio as delegated to the Subadvisers by the Manager. In addition, the Subadvisers shall, subject to section 7 of this Agreement, fully indemnify, hold harmless, and defend the Manager and its directors, officers, employees, agents, and affiliates from and against all claims, demands, actions, suits, damages, liabilities, losses, settlements, judgments, costs, and expenses (including, but not limited to, reasonable attorney’s fees and costs) which arise out of or relate to the provision of services provided by any such service provider.

6.The Subadvisers shall furnish all necessary services, facilities and personnel, in connection with the Subadvisers’ responsibilities under this Agreement, and bear all expenses in connection therewith.

7.The Subadvisers shall not be liable for any error of judgment or for any loss suffered by the Fund or the Manager in connection with the matters to which this Agreement relates, except a loss resulting from willful misfeasance, bad faith or gross negligence on the Subadvisers’ part in the performance of their duties or from their reckless disregard of their obligations and duties under this Agreement, provided, however, that nothing in this Agreement shall be deemed to waive any rights the Manager or the Fund may have against the Subadvisers under federal or state securities laws. The Manager shall indemnify the Subadvisers, their affiliated persons, their officers, directors and employees, for any liability and expenses, including attorneys’ fees, which may be sustained as a result of the Manager’s willful misfeasance, bad faith, gross negligence, reckless disregard of its duties hereunder or violation of applicable law, including, without limitation, the 1940 Act and federal and state securities laws. The Subadvisers shall indemnify the Manager, their affiliated persons, their officers, directors and employees, for any liability and expenses, including attorneys’ fees, which may be sustained as a result of the Subadvisers’ willful misfeasance, bad faith, gross negligence, or reckless disregard of their duties hereunder or violation of applicable law, including, without limitation, the 1940 Act and federal and state securities laws.

8.This Agreement shall become effective as of the date hereof and, unless sooner terminated with regard to the Fund as set forth below, shall continue in effect for a period of two years. Thereafter, if not terminated, this Agreement shall continue in effect for successive periods of 12 months only so long as such continuance is specifically approved at least annually in conformity with the requirements of the 1940 Act; provided, however, that this Agreement may be terminated by the Fund at any time, without the payment of any penalty, by the Board or by vote of a majority of the outstanding voting securities (as defined in the 1940 Act) of the Fund, or by the Manager or the Subadvisers at any time, without the payment of any penalty, on not more than 60 days’ nor less than

30days’ written notice to the other party. This Agreement shall terminate automatically in the event of its assignment (as defined in the 1940 Act) or upon the termination of the Management Agreement. The Subadvisers agree that subsequent to the completion of the initial public offering of the Fund’s common shares of beneficial interest, they will promptly notify the Fund and the Manager of the occurrence of any event that would result in the assignment (as defined in the 1940 Act) of this Agreement, including, but not limited to, a change of control (as defined in the 1940 Act) of the Subadvisers.

Any notice or other communication required to be given pursuant to this Agreement shall be deemed duly given if delivered or mailed by registered mail, postage prepaid, (1) to the Manager at 655 Broad Street, 6th Floor, Newark, NJ 07102-4077, Attention: Chief Legal Officer; (2) to the Fund at 655 Broad Street, 6th Floor, Newark, NJ 07102-4077, Attention: Chief Legal Officer; or (3) to the Subadvisers at 655 Broad St. Newark, NJ 07102, Attention: Chief Legal Officer (for PGIM) and at Grand Buildings, 1-3 Strand, Trafalgar Square, London, United Kingdom WC2N 5HR, Attention: Chief Legal Officer (for PGIM Ltd).

9.Nothing in this Agreement shall limit or restrict the right of any of the Subadvisers’ directors, officers or employees who may also be a Trustee, officer or employee of the Fund to engage in any other business or to devote his or her time and attention in part to the management or other aspects of any business, whether of a similar or a dissimilar nature, nor limit or restrict the Subadvisers’ right to engage in any other business or to render services of any kind to any other corporation, firm, individual or association.

10.During the term of this Agreement, the Manager agrees to furnish the Subadvisers at their principal offices all prospectuses, registration statements, proxy statements, reports to shareholders, sales literature or other material prepared for distribution to shareholders of the Fund or the public, which refer to the Subadvisers in any way, prior to use thereof and not to use material if the Subadvisers reasonably object in writing five business days (or such other time as may be mutually agreed) after receipt thereof. Sales literature may be furnished to the Subadvisers hereunder by first-class or overnight mail, facsimile transmission equipment or hand delivery.

11.This Agreement may be amended by mutual consent, but the consent of the Fund must be obtained in conformity with the requirements of the 1940 Act.

12.This Agreement shall be governed by the laws of the State of New York, without regard to the conflict of law principles thereof.

13.Any question of interpretation of any term or provision of this Agreement having a counterpart in or otherwise derived from a term or provision of the 1940 Act, shall be resolved by reference to such term or provision of the 1940 Act and to interpretations thereof, if any, by the United States courts or, in the absence of any controlling decision of any such court, by rules or regulations adopted under the 1940 Act, orders, or other published guidance of the Commission or its staff issued pursuant to the 1940 Act. In addition, where the effect of a requirement of the 1940 Act, reflected in any provision of this Agreement, is related by rules, regulation, order, or other published guidance of the Commission or its staff, such provision shall be deemed to incorporate the effect of such rule, regulation, order, or other published guidance.

IN WITNESS WHEREOF, the Parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

PGIM INVESTMENTS LLC

By:	/s/ Scott Benjamin
Name:	Scott Benjamin
Title:	Executive Vice President

PGIM, INC.

By:	/s/ Julian Wochenmarkt
Name:	Julian Wochenmarkt
Title:	Vice President

PGIM LIMITED

By:	/s/ Jonathan Butler
Name:	Jonathan Butler
Title:	Managing Director